SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-148005
CUSIP Number 16936H107

NOTIFICATION OF LATE FILING

☐ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: November 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Xodtec LED, Inc.

Address of principal executive office City, state and zip code	2F, No. 139, Jian 1st Rd. Jhonghe City, Taipei County 235 Taiwan, Republic of China

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yao-Ting Su, Chief Executive Officer		+886-2-2228-6276
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Quarterly Report on Form 10-Q for the three months and nine months ended November 30, 2010 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-Q.  The Form 10-Q will reflect a restatement of its financial statements for the three and nine months ended November 30, 2009.  As originally reported, the Company showed net income of $753,000 on revenue of $11.5 million for the nine months ended November 30, 2009, and net income of $76,000 on revenue of $7.4 million for the three months ended November 30, 2009.  As restated, the Company reported a net loss of $1,950,355 on revenue of $ $739,849 for the nine months ended November 30, 2009 and a net loss of $732,993 on revenue of $250,035 for the three months ended November 30, 2009.   The Company’s Quarterly Report on Form 10-Q for the three and nine months ended November 30, 2010 will be filed on or before the fifth calendar day following the prescribed due date.

Xodtec LED, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2011

By: /s/ Yao-Ting Su
Name: Yao-Ting Su
Title:   Chief Executive Officer